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                                                                       EXHIBIT 4

E-SYSTEMS

A. LOWELL LAWSON
Chairman and C.E.O.

                                                                   April 3, 1995

Dear Stockholder:

  I am pleased to inform you that on April 2, 1995, E-Systems, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") with Raytheon Company and RTN Acquisition Corporation ("Purchaser"). Pursuant to the Merger Agreement, Purchaser today commenced a tender offer to purchase all outstanding shares of E-Systems' Common Stock for $64 per share in cash. Under the Merger Agreement, the tender offer will be followed by a merger of Purchaser into E-Systems. In the merger, which is subject to receipt of stockholder approval, each common share outstanding will be converted into the same consideration as is paid in the tender offer (other than shares held by dissenting stockholders, if applicable).

  Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and determined that the tender offer and merger are fair to, and in the best interests of, E-Systems and its stockholders. Accordingly, the Board of Directors recommends that stockholders accept the offer and tender their shares.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinions of each of CS First Boston Corporation and Morgan Stanley & Co. Incorporated, E-Systems' financial advisors, that the cash consideration of $64 per share to be received by the stockholders pursuant to the offer and the merger is fair to such stockholders from a financial point of view.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, including copies of the full texts of the opinions of the financial advisors, and we urge you to consider this information carefully.

                                          Sincerely,

                                          /s/ A. L. Lawson


CORPORATE OFFICES
POST OFFICE BOX 660248 . DALLAS, TEXAS 75266-0248 . (214) 661-1000